SI

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-46661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Infinex Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

538 Preston Avenue
(No. and Street)

Meriden	CT	06450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante — 203-599-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

157 Church Street	New Haven	CT	06510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P. Amarante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinex Investments Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Audit Committee
Infinex Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Infinex Investments, Inc. and Subsidiary (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 1998.

New Haven, Connecticut
February 28, 2018

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2017

	2017
ASSETS	
Cash and cash equivalents (Note 2)	$8,080,640
Receivable from clearing broker and insurance carriers (Note 12)	11,023,234
Other accounts receivable	1,154,491
Brokered certificates of deposit at fair value (Note 3)	499,825
Due from related entities (Note 8)	119,281
Deferred compensation plan assets at fair value (Note 3)	1,463,601
Equipment, furniture and software, net of accumulated depreciation and amortization of $2,159,995 (Note 6)	2,330,052
Other assets (Note 4)	1,815,397
Income tax refund receivable	529,815
Intangible assets, net of accumulated amortization of $2,666,856 (Note 5)	2,864,144
Goodwill (Note 5)	4,402,110
Total assets	$34,282,590
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Commissions payable	$7,723,568
Accounts payable and accrued expenses (Note 10)	2,754,251
Income taxes payable	-
Deferred tax liability (Note 7)	13,155
Securities sold, not yet purchased, at fair value (Notes 3 and 12)	618
Deferred revenue	470,240
Subordinated debt (Note 9)	2,142,858
Accrued interest on subordinated debt (Note 9)	33,035
	$13,137,725
Commitments and Contingencies (Notes 10 and 13)	
Stockholders' Equity (Notes 8, 11 and 13)	
Common stock, no par value, $1,000 stated capital value, authorized 250,000 shares; issued - 55,811 shares; outstanding - 38,482 shares	$1,000
Additional paid-in capital	16,602,466
Retained earnings	6,532,991
Less:	
Treasury stock at cost - 17,329 shares	(1,991,592)
	21,144,865
Total liabilities and stockholders' equity	$34,282,590

See notes to Consolidated Financial Statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
December 31, 2017

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex or the Company") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates.

Pursuant to an executed Limited Liability Company Interests Purchase Agreement, dated May 14, 2015, Infinex's parent, Infinex Holdings acquired Essex National Securities Holding Company (ENHC) and its affiliated companies (FSB Investment Services, Essex National Securities LLC (ENSI), and Essex National Insurance Agency (ENIA)) in a stock purchase transaction. The transaction closed effective March 1, 2016 upon receipt of regulatory approval. As a result of the business combination, the Company has expanded its geographic footprint nationally.

The transaction was accounted for at Infinex Holdings in accordance with the accounting standards for acquisition accounting as of March 1, 2016, the date of acquisition. ENSI was registered as a broker dealer with the SEC and FINRA. As part of the regulatory approval noted above, FINRA also approved the subsequent combination of ENSI into Infinex. This combination occurred on July 1, 2016 to provide the time for the proper regulatory notices to customers and to affect the transfer of business at direct carriers and at the Company's clearing firm.

ENSI remains a subsidiary of Infinex Holdings and was not merged with the Company. Rather, Infinex Holdings transferred certain acquired assets and assumed liabilities (which collectively represented the business of ENSI) related to the acquisition of ENSI to the Company at Infinex Holdings' carrying values in accordance with the accounting standards applicable to the transfer of assets among entities under common control as of the beginning of the period that control was obtained, March 1, 2016. Such transfer is considered a business combination under applicable accounting standards. Acquisition debt of Infinex Holdings was not transferred as the Company is not the legal obligor on such debt. See note 2 for additional information regarding this business combination.

In May 2015, Infinex Financial Holdings Inc. ("Infinex Holdings") was formed and a share exchange took place whereby each Infinex Shareholder exchanged its Infinex Shares for shares in Infinex Holdings equal to the number of shares of Infinex Stock held by each Infinex Shareholder. At that time, Infinex Holdings became the sole shareholder of Infinex.

Infinex sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions, some of which are shareholders. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued
December 31, 2017

to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Infinex and its wholly-owned subsidiary BI Investments, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates that are susceptible to material change in the near term relate to the evaluation of intangible assets (customer list, trademark, technology and covenants not to compete) and goodwill for impairment.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company maintains balances with banks that generally exceed federally insured limits and the Company has uninsured investments with a bank in the form of securities purchased under agreements to resell as described in Note 2. The Company has not experienced any losses from such concentrations.

Securities Owned

Securities owned are valued at fair value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Securities sold, not yet purchased

Securities sold, not yet purchased represents short sales and are reported at fair value with changes in fair value recognized in income. The Company is required to maintain as collateral, cash or other securities, with its clearing broker.

Fair value

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in certain instances, there are no quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.

Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

The Company's fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:

Level 1 Quoted prices in active markets for identical assets and liabilities.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, credit spreads, and market-corroborated inputs.

Level 3 Unobservable inputs shall be used to measure fair value to the extent that relevant observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment.

See Note 3 for additional information regarding fair value.

Commissions

Commissions revenue and expense are recognized on the trade date of the underlying securities transactions, except for commissions revenue and expense on variable annuity, fixed annuity and insurance products which are recognized on the date that the annuity is approved by the insurance carrier and paid for by the owner. Commissions revenue also includes trailing fees paid by product partners for ongoing services and/or advice provided to underlying investor accounts. Trailing fees are recognized as income when collected. Certain advisory fees are billed in advance and are reported as deferred revenue and certain advisory fees are billed in arrears and are reported as receivables and are recognized ratably over the period that such services are provided. Commissions expense represents the amounts of commissions revenue shared with the Company's subscribing financial institutions.

Other subscriber services and other brokerage income

Other subscriber services and other brokerage income is ancillary income earned on a monthly basis to service, or execute transactions in, investor accounts. Certain subscriber services are billed in advance, reported as deferred revenue and recognized ratably over the period that such services are provided.

Share-based compensation

Certain executive officers and employees participate in a restricted stock plan. The period of time during which the restricted stock will remain subject to restrictions is designated in the grant agreements. The Company recognizes share-based compensation based on the grant date fair value over the requisite service period of the individual grants, which is equal to the vesting period. In connection with the share exchange between Infinex and Infinex Holdings in May of 2015, all shares in the restricted stock plan of Infinex were also exchanged for shares of Infinex Holdings. Since the shares are awarded and earned based on the efforts of the employee at Infinex, the related share-based compensation costs continue to be reported as an expense of Infinex.

Equipment, leasehold improvements, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the lease life or the estimated useful life of the improvement. Rent expense is recognized on the straight line method over the life of the lease.

Business Combinations

The Company records all acquired assets and liabilities, including goodwill and other intangible assets, at fair value. The initial recording of goodwill and other intangible assets requires certain estimates and assumptions concerning the determination of the fair values and useful lives. The judgments made in the context of the purchase price allocation can materially impact the Company's future results of operations. Accordingly, for all acquisitions, the Company obtains assistance from third-party valuation specialists. The valuations calculated from estimates are based on information available at the acquisition date. The Company charges acquisition related costs to general and administrative expense as they are incurred. These costs typically include transaction and integration costs such as legal, accounting and other professional fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued
December 31, 2017

The Company initially records receipts of net assets or equity interests between entities under common control at their carrying amounts in the accounts of the transferring entity. Financial statements and financial information are presented to effect the transfer as of the first date for which the entities were under common control. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control then amounts recognized in the Company's financial statements reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.

Goodwill and other intangible assets

Goodwill represents the cost of acquired assets in excess of values ascribed to identifiable net assets. Goodwill is not subject to amortization.

Intangible assets represent Customer Lists, Technology, Covenants Not to Compete and Trademark. These assets are being amortized using the straight-line method over the estimated useful lives of the related intangible, which range from two to thirteen years.

For goodwill, the Company follows the accounting guidance that prescribes a two-step process for impairment testing of goodwill, which is performed on October 31st annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. Definite lived intangible assets such as customer lists, are reviewed for impairment whenever facts and circumstances indicate that the carrying amounts of such assets may be impaired. No indicators of goodwill or other intangible asset impairment were identified for the year ended December 31, 2017.

Income taxes

In May 2015, the Company became a wholly owned subsidiary of Infinex Holdings and is a member of a group that will file consolidated federal and state income tax returns, as applicable, commencing in 2015. In connection therewith, the Company and Infinex Holdings will enter into a Tax Allocation Agreement (the "Agreement") under which each member of the group will adopt the separate return method of allocating current and deferred taxes as if the member was a separate taxpayer. Pending the finalization of the Agreement, the Company and Infinex Holdings have adopted the separate return method of allocating current and deferred taxes as their accounting policy.

Under this method, income taxes payable to, or refundable from, the applicable tax authorities are recognized in the financial statements of Infinex Holdings who is the taxpayer for income tax purposes. Under the terms of the Agreement, the Company computes its separate tax asset or liability as if it had filed separate tax returns and may receive from, or remit to, Infinex Holdings, any related tax benefit or cost realized by Infinex Holdings, as a result of the Company's inclusion in the consolidated Infinex Holdings tax returns, except with regard to a tax loss for which the Company would not be entitled to a current refund. Under such circumstances, such tax loss represents a loss carryforward whose realization is assessed on a separate entity basis.

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the

opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement of income.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities.

The Company's open tax years subject to examination by the relevant taxing authorities are 2014, 2015 and 2016. The Company has no liabilities for uncertain tax positions at December 31, 2017.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. Transfer of control is not the same as transfer of risks and rewards, as it is considered in current guidance. The Company will also need to apply new guidance to determine whether revenue should be recognized over time or at a point in time. ASU 2014-09, as deferred by ASU 2015-14, will be effective for annual reporting periods beginning after December 15, 2017, using either of two methods: *(a)* retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or *(b)* retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined in ASU 2014-09.

The Company will adopt the new revenue guidance effective January 1, 2018, by recognizing the cumulative effect of initially applying the new standard as an increase of approximately $630,000 to the opening balance of retained earnings. The transition adjustment consisted of the following:

Per ASU 2014-09, the transaction price can vary because of items including refunds and rebates and that a refund liability should be established if consideration is received and some or all is expected to be refunded. Some insurance products that are sold contain a surrender penalty period or a free look period. During those periods, some or all of the commission earned from the sale of those insurance products are subject to a chargeback from the insurance carrier. As such, we identified a transition adjustment to record a refund liability, and the corresponding recovery from our subscribing bank where the initial trade took place, for the estimated amount of chargebacks from insurance carriers for products subject to surrender penalties and free look periods as of December 31, 2017.

ASU 2014-09 also specifies that all incremental costs of obtaining a contract with a customer should be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates, over the expected customer life. We have estimated our customer life to be 13 years. The Company identified two types of incremental costs to obtain a customer which are advances to customers and bonuses paid to employees for obtaining a new contract. Advances to customers which are currently capitalized and amortized on the straight line method of the life of the subscriber contract which range from 2 to 5 years and bonuses paid to employees when a new contract is obtained. Upon the adoption of ASU 2014-09, these costs were reamortized on a straight

line basis over 13 years. Bonuses paid to employees for obtaining a contract were previously expensed as incurred and upon adoption of ASU 2014-09, these costs were capitalized and amortized on a straight line basis over 13 years.

Per ASU 2014-09, if an entity is a principal in a transaction, the transaction price should be presented gross and if the entity is an agent in a transaction, the transaction price should be presented net. We identified certain fees charged to our subscribing institutions in advance that were previously recorded net, and were immaterial, but upon adoption of ASU 2014-09 would be presented gross.

The following presents the effect of the modified retrospective adoption of ASU 2014-09 on 2017 legacy GAAP:

	Legacy GAAP	Effect of Adoption of ASC 606	As Adjusted
Other assets	$ 1,815,397	$ 1,167,460	$ 2,982,857
Total assets	34,282,590	1,167,460	35,450,050
Commission payable	7,723,568	(369,656)	7,353,912
Deferred tax liability	13,155	222,171	235,326
Refund liability	-	420,064	420,064
Deferred revenue	470,240	264,108	734,348
Retained earnings	6,532,991	630,773	7,163,764
Total liabilities and stockholder's equity	$ 34,282,590	$ 1,167,460	$ 35,450,050

In February 2016, The Financial Accounting Standards Board issued ASU 2016-02, *Leases,* which replaces the existing guidance in ASC 840. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The guidance will be effective for annual reporting periods beginning after December 31, 2018 and early adoption is permitted. The Company is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

In March 2016, The Financial Accounting Standards Board issued ASU 2016-09, *Compensation – Stock Compensation – Improvements to Employee Share-Based Payment Accounting,* which includes provisions to simplify certain aspects related to the accounting for share based awards and the related financial statement presentation. This ASU includes a requirement that the tax effect related to the settlement of share based awards be recorded in income tax benefit or expense in the statement of earnings. In addition, this ASU modifies the classification of certain shared-based payment activities within the statement of cash flows. It became effective for the Company as of January 1, 2017. There was no impact to the Company's retained earning upon adoption of ASU 2016-09. Under ASU 2016-09, the Company recognizes the income tax effects of stock awards in the income statement when awards are vested. Prior to the adoption of ASU 2016-09, this amount would have been recorded directly to additional paid in capital. The Company has elected to account for forfeited unvested stock-based payments awards to be reclassified to compensation expense in the period in which the forfeiture occurs. Furthermore, the tax impacts from the

vesting of stock based compensation are presented as an operating activity on the consolidated statements of cash flows on a prospective basis.

In August 2016, The Financial Accounting Standards Board issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,* which clarifies how companies present and classify certain cash receipts and cash payments in the statement of cash flows. The amendments in ASU 2016-15 are effective for annual reporting periods beginning after December 15, 2017. The Company is currently evaluating the impact the new rule will have on its consolidated financial statements and related disclosures.

In January 2017, the Financial Accounting Standards Board issued ASU 2017-04, *Intangibles- Goodwill and Other (Topic 350),* which guidance simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 (which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill to the carrying amount of that goodwill) from the goodwill impairment test. A goodwill impairment loss will be the amount by which a reporting unit's carrying value exceed the carrying value, not to exceed the carrying amount of goodwill. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The guidance will be effective for annual reporting periods beginning after December 31, 2020 and early adoption is permitted. The Company is currently evaluating the impact that ASU 2017-04 will have on its consolidated financial statements and related disclosures.

Note 2. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third-party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At December 31, 2017 the total amount of securities purchased under agreements to resell was approximately $4,055,000. The Company is required to maintain a target balance of cash on deposit of $100,000 with financial institutions following a security transaction. All amounts above the target balance are not considered bank deposits and accordingly are not insured by the FDIC.

Note 3. Fair Value

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. As defined, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy described in Note 1. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued
December 31, 2017

in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

The following tables provide the assets and liabilities carried at fair value and measured at fair value on a recurring basis as of December 31, 2017 and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

2017	Balance as of December 31,	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Brokered certificates of deposit	$ 499,825	$ -	$ 499,825	$ -
Stocks:				
Large Cap	40,776	40,776	-	-
Mutual Funds:				
Fixed Income	19,899	19,899	-	-
Diversified Equity	57,108	57,108	-	-
Equity Sector	286,315	286,315	-	-
International	174,150	174,150	-	-
ETF's				
Fixed Income	63,264	63,264	-	-
International	55,556	55,556	-	-
Equity Sector	288,669	288,669	-	-
Total	$ 1,485,562	$ 985,737	$ 499,825	$ -
Cash and cash equivalents included in deferred compensation assets		477,864		
Total Deferred Compensation Assets		$ 1,463,601		
LIABILITIES				
Security sold, not yet purchased:				
Mutual Funds:				
Diversified Equity	$ 618	$ 618	$ -	$ -
Total	$ 618	$ 618	$ -	$ -

The contractual maturities of brokered certificates of deposits as of December 31, 2017 were as follows:

	2017
Between 4 and 12 months	$ 499,825
After 1 but within 5 years	-
	$ 499,825

Where there is an active market, securities are classified within Level 1 of the valuation hierarchy. The Company's Level 1 securities include stocks, mutual funds, and ETFs, which are assets of the Company relating to its Supplemental Deferred Compensation Savings Plan. See Note 11 for additional information regarding this Plan. If quoted prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics or interest rates and yield curves observable at commonly quoted intervals and are classified using Level 2 of the valuation hierarchy. Level 2 securities include brokerage certificates of deposit. The Company does not have any Level 3 securities for which significant unobservable inputs are utilized.

Note 4. Other Assets

	2017
Deposits	**$ 266,236**
Insurance premiums receivable under split dollar life agreement	**345,814**
Advances to subscribers	**644,842**
Prepaid expenses	**461,753**
Other	**96,752**
Total other assets	**$ 1,815,397**

Advances to subscribers are amortized on the straight line method over the life of the subscriber agreement which range from 2 to 5 years.

Note 5. Goodwill and Intangible Assets

The carrying amount of goodwill at December 31, 2017 is as follows:

	2017
Goodwill	$ 4,402,110

There was no impairment loss for the year ended December 31, 2017.

Intangible assets were comprised of the following at December 31, 2017:

	2017
Customer list	$ 5,248,000
Trademark	83,000
Technology	131,000
Covenants Not to Compete	69,000
Less accumulated amortization	(2,666,856)
Net Carrying Amount	$ 2,864,144

Note 6. Equipment, Furniture and Software

At December 31, 2017, equipment, furniture and software consisted of the following:

	2017
Equipment and software	$ 3,380,906
Furniture and fixtures	423,930
Leasehold improvements	676,486
Work in Progress	8,725
	4,490,047
Less accumulated depreciation and amortization	(2,159,995)
Total	$ 2,330,052

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued
December 31, 2017

Note 7. Income Taxes

U.S. tax legislation enacted on December 22, 2017 is referred to as the "Tax Cuts and Jobs Act" ("U.S. tax reform"). U.S. tax reform made broad and complex changes to the U.S. Internal Revenue Code applicable to us. The primary impact on our 2017 financial results was associated with the reduction of the statutory federal tax rate from 34% to 21% and the resulting reduction on our deferred tax balances as of December 31, 2017.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2017 are presented below:

	2017
Deferred tax assets:	
Intangible Assets	$ 224,478
Deferred Compensation	275,106
Deferred revenue	28,652
Other assets	37,926
Total gross deferred tax assets	566,162
Deferred tax liabilities:	
Goodwill	(245,556)
Equipment, furniture and software	(281,870)
Other assets	(51,891)
Total gross deferred tax liability	(579,317)
Net deferred tax liability	$ (13,155)

Note 8. Other Related Party Transactions

At December 31, 2017, the Company had cash on deposit of approximately $100,000 and agreements to purchase securities under agreements to resell of approximately $4,055,000 with a financial institution, who is also a shareholder of Infinex Holdings.

The Company processed and paid expenses for Infinex Holdings. In addition, the Company provided cash advances of approximately $981,000 and received reimbursements of approximately $1,318,000 from Infinex Holdings for the year ended December 31, 2017. There was no amount due from Infinex Holdings at December 31, 2017. In addition, ENSI collected revenues and paid operating expenses for Infinex. At December 31, 2017 the amount due from ENSI was approximately $119,000.

For the year ended December 31, 2017, $1,800,000 of dividend payments were paid to Infinex Holdings from the Company.

In addition, with respect to a line of credit at Infinex Holdings, a pledge of a 51% security interest of the issued and outstanding capital stock of Infinex was granted.

As described in Note 1, in connection with the share exchange between Infinex and Infinex Holdings in May 2015, all shares in the restricted stock plan of Infinex were also exchanged for shares of Infinex Holdings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued
December 31, 2017

Since the shares are awarded and earned based on the efforts of the employee at Infinex, the related share-based compensation costs continue to be reported as an expense of Infinex. For the year ended December 31, 2017, the compensation expense credited to additional paid in capital approximated $265,000. See note 11 for additional information regarding the Restricted Stock Plan.

For the year ended December 31, 2017 approximately $49,000 was paid to a related party of a shareholder and Executive Officer for various operating expenses. In addition, for the year ended December 31, 2017 approximately $1,000 was received from a related party of a shareholder to sponsor a meeting.

Note 9. Subordinated Debt

In November 2015, the Company received proceeds from a $3,000,000 subordinated loan from its' clearing firm with interest at the Alternate Base Rate, which is equal to the higher of Prime Rate or the Fed Funds Effective Rate, plus 5% (9.5% at December 31, 2017). Under the terms of the loan, principal is payable in seven equal annual installments of $428,571, plus accrued interest if not otherwise forgiven as described herein. Under the terms of the agreement, on each anniversary of the closing date and on the scheduled maturity date, one seventh of the total loan and all interest amounts that have accrued on the loan shall be forgiven as long as an event of default has not occurred, an event of acceleration has not occurred, the clearing agreement has not been terminated and the lender has received revenue under the clearing agreement over the prior twelve months of a minimum of $750,000. As of December 31, 2017, the Company is in compliance with the terms of the subordinated debt agreement and expects to continue to comply with all the terms related to the forgiveness of the loan and related accrued interest.

The following payments are required under the terms of the subordinated loan agreement unless forgiven:

Year Ending	Amount
2018	428,571
2019	428,571
2020	428,571
2021	428,571
2022	428,574
	$ 2,142,858

This loan is subordinated to the claims of creditors, and qualifies as an addition to net capital under Rule 15c3-1 of the Securities and Exchange Commission. In the event of the Company not meeting the threshold for forgiveness, repayment is dependent on the Company meeting certain minimum net capital requirements and approval from FINRA.

Note 10. Commitments and Contingencies

Employment agreements

The Company entered into an employment agreement with its Chief Executive Officer (the "CEO Agreement") for the period January 1, 2002 through December 31, 2004, with automatic one-year renewals on the first day of January each year thereafter. The CEO Agreement provides for an initial stipulated base salary, and is reviewed annually in November. In addition to the base salary, the CEO Agreement also provides for additional incentive compensation.

On January 22, 2002, the Company entered into a Split Dollar Agreement with its Chief Executive Officer. Under the terms of this agreement, the Chief Executive Officer purchased a life insurance policy and the Company pays all of the premiums annually as they become due. The Company retains an interest in the policy which is the lesser of the policy's cash value or the sum of premiums paid and is included in the financial statements in other assets (see Note 5). For the year ended December 31, 2017, $17,801 of premiums were paid on the policy.

On April 1, 2004, the Company entered into an employment agreement with its Senior Executive Vice President (the "SEVP Agreement") for the period April 1, 2004 through March 31, 2007, with automatic one-year renewals on the first day of April each year thereafter. The SEVP Agreement provides for an initial stipulated base salary, which is reviewed annually.

On March 1, 2016, the Company entered into an employment agreement with its Executive Vice President (the "EVP Agreement") for the period March 1, 2016 through February 28, 2018, with automatic one-year renewals on the first day of March each year thereafter. The EVP Agreement provides for an initial stipulated base salary which will be reviewed annually in December. In addition to the base salary, the EVP agreement also provides for additional incentive compensation.

Clearing Firm

The Company has entered into an agreement with its clearing firm that includes cost reimbursement and certain early contract termination fees through 2023. The termination fees are as follows:

Year Ending	Amount	
2018	$	3,800,000
2019	$	3,200,000
2020	$	2,600,000
2021	$	2,000,000
2022	$	1,600,000
2023	Reasonable and documentable deconversion related expenses	

The Company has no intention of terminating their agreement with their clearing firm.

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Year Ending	Amount
2018	580,528
2019	333,900
2020	192,631
	$ 1,107,059

Line of credit

The Company has a $500,000 unsecured line of credit with a bank which is also a shareholder of the Company, with interest at Prime Rate plus 1 percent (5.5% at December 31, 2017), which is used for operating purposes. There were no borrowings outstanding under this line of credit at December 31, 2017.

Litigation, claims and assessments

In the normal course of business, the Company is involved in various matters relating to claims and assessments. In the opinion of management, any liabilities that may arise as a result of such claims or assessments, will not have a material adverse effect, individually or in the aggregate, on the Company's financial position or results of operations.

Note 11. Employee Benefits

401(k) Profit Sharing Plan

On January 1, 2008 the Company adopted a 401(k) Profit Sharing Plan ("the Plan"). The Plan covers all employees meeting specific eligibility requirements. Under the Plan, employees voluntarily contribute certain amounts through salary deferral accounts in an amount not to exceed annual limitations imposed by the IRS. The Plan provides a non-elective contribution equal to 3% of the employees' compensation for the Plan Year. In addition, the Company can elect to contribute an additional discretionary amount, to be allocated by employee groups, in any Plan year.

Supplemental Deferred Compensation Savings Plan

Effective December 2011, the Company implemented a Supplemental Deferred Compensation Savings Plan ("the Deferred Compensation Plan"). The Deferred Compensation Plan covers members of the Board of Directors and eligible employees. Under the Deferred Compensation Plan, the Board of Directors and eligible employees voluntarily contribute eligible compensation. In addition, the Company can elect to contribute a discretionary amount, to be allocated to Board members or employees, based on its discretion,

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued
December 31, 2017

in any Plan year. Employer contributions to the Deferred Compensation Plan are 100% vested on December 31st of the third consecutive calendar year following the Employer contributions or according to the vesting schedule declared for the specific contributions. At December 31, 2017, the obligation of the Supplemental Deferred Compensation Plan of $1,171,004 is included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

Restricted stock
Effective December 2013, the Company adopted a Restricted Stock Plan (the "Stock Plan"). The Stock Plan provides awards to certain executive officers and employees who are deemed eligible by the Board of Directors. The maximum number of shares of stock for which Restricted Stock Grants may be made under the Stock Plan is 8,693.

The initial grants of 6,519 awarded in 2013, will be time vested over seven years, with initial vesting on the date of grant. The Company recognizes share-based compensation for restricted stock awards to its employees by measuring such awards at their grant date fair value. Share-based compensation is recognized ratably over the requisite service period, which is equal to the vesting period. The Company recognized approximately $265,000 of share-based compensation expense related to the vesting of restricted stock awards for the year ended December 31, 2017. For the year ended December 31, 2017 the total fair value of shares vested was approximately $630,000. The tax benefit recognized related to compensation cost for shared based payments was approximately $254,000 for the year ended December 31, 2017. For the year ended December 31, 2017, approximately $147,300 of the tax benefit was considered a windfall benefit.

A summary of the status of the Company's unvested restricted stock at December 31, 2017 and the changes during the year then ended is as follows:

2017	Number of Shares		Weighted Average Grant Date Fair Value
Non-vested restricted grant units at beginning of year	3,144	$	337
Granted	-		-
Vested	(787)		-
Non-vested stock awards at end of the year	2,357	$	337

While all of the shares granted under the Plan have been issued, they are held in escrow by the Company and will be released as vesting occurs and forfeiture provisions expire. At December 31, 2017, 2,357 remain held in escrow by the Company.

Recipients of shares granted under the Plan have all the rights of a shareholder, including the right to vote and receive dividends.

Note 12. Securities Sold, Not Yet Purchased

The Company sold securities short with a fair value of $618 for the year ended December 31, 2017. Cash and other securities on deposit with the Company's clearing organization exceeded $618 at December 31, 2017.

Note 13. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 14. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2017 and through the time the financial statements were issued on February 28, 2018 for potential recognition or disclosure in the financial statements.

Note 15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital (as defined) of approximately $9,435,000, which was in excess of its required net capital by approximately $8,702,000. The Company's net capital ratio at December 31, 2017, was 1.17 to 1.